Filed pursuant to Rule 433
Registration No. 333-131159

CIT GROUP INC.

75,000,000 Shares of Common Stock

FINAL TERM SHEET

Dated December 17, 2008

Issuer:	CIT Group Inc.
Security:	Common Stock, par value $0.01 per share (the “Common Stock”)
Number of Shares Issued in this Offering:	75,000,000 shares of Common Stock
Number of Shares Outstanding After this Offering:	377,395,431 shares of Common Stock[1]
Over-allotment Option:	The underwriters also may purchase an additional 11,250,000 shares of Common Stock at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any
Public Offering Price:	$4.00 per share of Common Stock
Underwriting Commissions:	$0.20 per share
Trade Date:	December 17, 2008
Settlement Date:	December 23, 2008

1 The number of shares of our Common Stock outstanding immediately after the closing of this offering is based on 288,382,912 shares of our Common Stock outstanding as of November 30, 2008. As of November 30, 2008, the number of shares of Common Stock to be outstanding after this offering includes 14,012,519 shares to be issued in connection with the Issuer’s offer to exchange all of its outstanding equity units in the form of corporate units, stated amount $25 per unit, for cash and shares of Common Stock, and excludes (i) 8,245,012 shares of Common Stock reserved for issuance under the Issuer’s long-term incentive plans, (ii) 16,657,072 shares that were subject to outstanding options at a weighted average exercise price of $31.74 per share as of November 30, 2008, (iii) 203,481 shares of Common Stock reserved for issuance under the Issuer’s employee stock purchase plan, (iv) 254,805 shares of restricted stock, (v) 4,295,046 shares of restricted stock units and performance share units, (vi) any shares issuable upon conversion of the 8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C or the Issuer’s outstanding equity units, and (vii) any shares issuable upon exercise of any warrants that may be issued in connection with the proposed sale of perpetual preferred stock to the United States Treasury.

Net Proceeds (before expenses) to Issuer:	Approximately $285,000,000 (or approximately $327,750,000 if the underwriters exercise the over-allotment option)
Condition to Closing:	This offering is conditioned upon the approval of CIT’s application to become a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended.
Underwriters:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Banc of America Securities LLC Citigroup Global Markets Inc.
CUSIP/ISIN:	125581108 / US1255811085

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837.